UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Pharmacyclics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

716933106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 716933106

1	NAME OF REPORTING PERSON ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,971,656(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4, 387,416(2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,387,416(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON IN

(1) Includes 43,267 Shares underlying currently exercisable options.

(2) Includes 415,760 Shares of Pharmacyclics, Inc. held in managed accounts pursuant to agreements with Robert W. Duggan & Associates (“RWD&A”), of which Mr. Duggan is a principal, which Mr. Duggan may be deemed to beneficially own and 43,267 Shares underlying currently exercisable options.  Mr. Duggan disclaims beneficial ownership of the Shares managed by RWD&A except to the extent of his pecuniary interest therein.

CUSIP NO. 716933106

1	NAME OF REPORTING PERSON RWD ACQUISITION I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 716933106

The following constitutes Amendment No. 1 the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by RWD Acquisition I LLC, a Delaware limited liability company (“RWD Acquisition”), and Robert W. Duggan.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Duggan serves as the sole member of RWD Acquisition.  By virtue of this relationship, Mr. Duggan may be deemed to beneficially own Shares owned by RWD Acquisition.  Accordingly, the Reporting Persons are filing a joint Schedule 13D.

(b)           The principal business address of RWD Acquisition and Mr. Duggan is 1933 Cliff Drive Suite 30, Santa Barbara, California 93107.

(c)           The principal business of RWD Acquisition is to commence and consummate the Offer (as defined in Item 4 below) and to hold the Shares acquired pursuant thereto.  The principal business of Mr. Duggan is as an investor.

(d)           None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 3,928,389 Shares owned directly by Mr. Duggan is approximately $21,847,714.60, including brokerage commissions.  Such Shares were acquired with personal funds.  The aggregate purchase cost of the 415,760 Shares held in managed accounts pursuant to agreements with Robert W. Duggan & Associates (“RWD&A”), of which Mr. Duggan is a principal, that may be deemed to be beneficially owned by Mr. Duggan is approximately $2,638,441.90, including brokerage commissions.  The 415,760 Shares were acquired with investment funds.

Mr. Duggan beneficially owns an additional 43,267 Shares subject to currently exercisable options.  The options owned by Mr. Duggan were awarded to him in his capacity as a director of the Issuer.

CUSIP NO. 716933106

RWD Acquisition does not currently beneficially own any Shares.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 1, 2008, RWD Acquisition commenced a cash tender offer for up to 4,000,000 Shares at an offer price of $1.05 per Share, net to sellers in cash (the “Offer”). The Offer is scheduled to expire at 12:00 midnight, New York City time, on May 30, 2008, unless extended.

Following the consummation of the Offer, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and potentially engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  In particular, the Reporting Persons intend to use all available means to encourage and to urge the Issuer to pursue another trial to achieve approval of the drug MGD (f/k/a Xcytrin) and to evaluate the Issuer’s assets and future prospects.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 25,994,490 Shares outstanding, which is the total number of Shares outstanding as of April 29, 2008, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on April 29, 2008.

As of the close of business on May 7, 2008, Mr. Duggan directly owned 3,928,389 Shares, constituting approximately 15.1% of the Shares outstanding and an additional 43,267 Shares subject to currently exercisable options, constituting less than 1% of the Shares outstanding.  As the principal of RWD&A and pursuant to agreements RWD&A has entered into with respect to the Shares of the Issuer, Mr. Duggan may be deemed to beneficially own the 415,760 Shares managed by RWD&A, constituting approximately 1.6% of the Shares outstanding.  Mr. Duggan disclaims beneficial ownership of the Shares managed by RWD&A except to the extent of his pecuniary interest therein.

RWD Acquisition does not currently beneficially own any Shares.

(b)           Mr. Duggan has the sole power to vote and dispose of the 3,928,389 shares directly owned by him.  Mr. Duggan has the sole power to dispose of the 415,760 Shares that he may be deemed to beneficially own.  The actual owners of the 415,760 Shares that Mr. Duggan may be deemed to beneficially own have the sole power to vote such shares.

(c)           On March 25, 2008, RWD&A transferred 121,000 Shares to an account no longer managed by RWD&A.

CUSIP NO. 716933106

On April 1, 2008, the Issuer granted Mr. Duggan 18,269 fully-vested options pursuant to Issuer's 2004 Equity Incentive Award Plan.

(d)           Mr. Duggan has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the 3,928,389 Shares owned directly by him.  The actual owners of the 415,760 shares that Mr. Duggan may be deemed to beneficially own have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

(e)           Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and between RWD Acquisition I LLC and Robert W. Duggan, dated May 8, 2008.

CUSIP NO. 716933106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2008	RWD ACQUISITION I LLC

	By:	/s/ Robert W. Duggan
Robert W. Duggan Sole Member

/s/ Robert W. Duggan
ROBERT W. DUGGAN